                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                  SCHEDULE 13G


                              PlanVista Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    72701P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

               / / Rule 13d-1(b)

               /X/ Rule 13d-1(c)

               / / Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 2 of 9 Pages
-----------------------------                               --------------------

================================================================================
1    NAME OF REPORTING PERSON

     HealthPlan Holdings, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5    SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 1,326,935 (See Item 4)
       REPORTING         -------------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 0
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,326,935 (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,935 (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.67%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     CO
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 3 of 9 Pages
-----------------------------                               --------------------

================================================================================
1    NAME OF REPORTING PERSON

     Sun HealthPlan, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5    SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 1,326,935 (See Item 4)
       REPORTING         -------------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 0
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,326,935 (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,935 (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.67%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 4 of 9 Pages
-----------------------------                               --------------------

================================================================================
1    NAME OF REPORTING PERSON

     Sun Capital Partners II, LP
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5    SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 1,326,935 (See Item 4)
       REPORTING         -------------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 0
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,326,935 (See Item 4)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,935 (See Item 4)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      / /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.67%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     PN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 5 of 9 Pages
-----------------------------                               --------------------

ITEM 1(a)      NAME OF ISSUER:
               ---------------

               PlanVista Corporation

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               ------------------------------------------------

               3501 Frontage Road
               Tampa, FL 33607

ITEM 2(a)      NAME OF PERSON FILING:
               ----------------------

               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): HealthPlan Holdings, Inc., Sun HealthPlan, LLC and Sun Capital Partners II, LP, or collectively, the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated June 29, 2001, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               ------------------------------------------------------------

               The address of the principal business office of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

ITEM 2(c)      CITIZENSHIP:
               ------------

               Each of the Reporting Persons that are entities is organized under the laws of the State of Delaware.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:
               -----------------------------

               Common Stock, par value $.01 per share.

ITEM 2(e)      CUSIP NO.:
               ----------

               72701P105

ITEM 3 IF THIS STATEMENT IS FILE PURSUANT TO RULES 13D-1(b), OR 13d-2(b),CHECK WHETHER THE PERSON FILING IS A:
               ----------------------------------------------

               Not Applicable.

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 6 of 9 Pages
-----------------------------                               --------------------

ITEM 4         OWNERSHIP:
               ----------

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of June 29, 2001, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

               Each of HealthPlan Holdings, Inc., Sun HealthPlan, LLC and Sun Capital Partners II, LP may be deemed to own beneficially 1,326,935 shares of Common Stock of the Issuer. HealthPlan Holdings, Inc. directly owns 709,757 shares of Common Stock of the Issuer and is the holder of a Subordinated Secured Convertible Note (the "NOTE")in the principal amount of $5,000,000. Pursuant to the terms of the Note, HealthPlan Holdings, Inc. has the right, exercisable at any time, to convert all or part of the outstanding principal amount of the Note into a number of shares of Common Stock of the Issuer equal to: (1) the principal amount of the Note to be converted, divided by (2) the average closing price of the Common Stock of the Issuer on the New York Stock Exchange during the preceding ten trading days. Assuming the conversion of $5,000,000 (at a conversion price of $8.099 per share as of June 28, 2001) HealthPlan Holdings, Inc. may be deemed to beneficially own 617,360 shares of Common Stock of the Issuer. Sun HealthPlan, LLC owns 100% of the issued and outstanding capital stock of HealthPlan Holdings, Inc. Sun HealthPlan, LLC beneficially owns, through its ownership of HealthPlan Holdings, Inc., 1,326,935 shares of Common Stock of the Issuer. Sun HealthPlan, LLC is wholly owned by Sun Capital Partners II, LP. Sun Capital Partners II, LP beneficially owns, through its ownership of Sun HealthPlan, LLC, 1,326,935 shares of Common Stock of the Issuer.

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 1,326,935 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 9.67% of the outstanding Common Stock as of June 28, 2001. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 13,719,861 shares of Common Stock outstanding as of May 3, 2001, as disclosed in the Company's Quarterly Report on Form 10, dated March 31, 2001. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               ---------------------------------------------

               Not applicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               ----------------------------------------------------------------

               See response to Item 4.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:
               --------

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 7 of 9 Pages
-----------------------------                               --------------------

               Not applicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               ----------------------------------------------------------

               Not applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:
               -------------------------------

               Not applicable.

ITEM 10        CERTIFICATION:
               --------------

               By signing below, each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or a participant in any transaction having that purpose or effect.

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 8 of 9 Pages
-----------------------------                               --------------------

                                    SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2001


                                        HEALTHPLAN HOLDINGS, INC.


                                                  /s/ Rodger Krouse
                                        ----------------------------------------
                                        By:       Rodger Krouse
                                        Its:      Co-Chairman


                                        SUN HEALTHPLAN, LLC


                                                  /s/ Rodger Krouse
                                        ----------------------------------------
                                        By:       Rodger Krouse
                                        Its:      Co-Chairman



                                        SUN CAPITAL PARTNERS II, LP


                                                  /s/ Rodger Krouse
                                        ----------------------------------------
                                        By:       Rodger Krouse
                                        Its:      Managing Director

-----------------------------                               --------------------
     CUSIP No. 72701P105               13G                     Page 9 of 9 Pages
-----------------------------                               --------------------

                                                                       Exhibit A
                                                                       ---------

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 29, 2001


                                        HEALTHPLAN HOLDINGS, INC.


                                                  /s/ Rodger Krouse
                                        ----------------------------------------
                                        By:       Rodger Krouse
                                        Its:      Co-Chairman


                                        SUN HEALTHPLAN, LLC


                                                  /s/ Rodger Krouse
                                        ----------------------------------------
                                        By:       Rodger Krouse
                                        Its:      Co-Chairman



                                        SUN CAPITAL PARTNERS II, LP


                                                  /s/ Rodger Krouse
                                        ----------------------------------------
                                        By:       Rodger Krouse
                                        Its:      Managing Director